BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 04, 2022

1. DATE, TIME, AND PLACE: Meeting held on May 04, 2022, at BRF S.A.'s ("Company") offices, located at Avenida Dra. Ruth Cardoso, 1st floor, Pinheiros, in the City of São Paulo, State of São Paulo, Zip Code 05425-000.

2. CALL AND ATTENDANCE: The call notice requirement was waived, pursuant to article 21 of the Company's Bylaws, in view of the attendance of the totality of the members of the Board of Directors: Mr. Marcos Antonio Molina dos Santos, Mrs. Marcia Aparecida Pascoal Marçal, Mr. Sergio Agapito Lires Rial, Mr. Augusto Marques da Cruz Filho, Mr. Aldo Luis Mendes, Mr. Pedro de Camargo Neto, Mrs. Flavia Maria Bittencourt, Mr. Altamir Batista Mateus da Silva, Mr. Eduardo Augusto Rocha Pocetti and Mrs. Deborah Stern Vieitas.

3. PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4. AGENDA: (i) Analysis and approval of the Quarterly Financial Information in connection with the Quarter ended March 31, 2022 ("1st ITR/2022"); **(ii)** Election of the Company's Executive Board; **(iii)** Approval of the Company's 2021 Integrated Report.

5. RESOLUTIONS: The members approved, unanimously and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1. With respect to item "*(i)*" of the Agenda, the members of the Board of Directors resolve, unanimously and with no restrictions, and, in accordance with the recommendation of the Finance and Risk Management Committee and the Audit and Integrity Committee, to approve the 1st ITR/2022, accompanied by the management report, the explanatory notes, and the opinion of the independent auditor.

5.2. With respect to item "*(ii)*" of the Agenda, the members of the Board of Directors resolve, unanimously and with no restrictions, in accordance to Article 23, (iii) of the Company's Bylaws, to approve the election of new officers, with the Company's Executive Board remaining as follows:

(a) **Lorival Nogueira Luz Junior**, Brazilian, married, business administrator, bearer of identity card RG No. 22.580.434-7 (SSP/SP), enrolled in the CPF/ME under No. 678.741.266-53, domiciliated, including for the purposes of the second paragraph of Article 149 of Law No. 6.404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of **Global President Officer**;

(b) **Fabio Luis Mendes Mariano**, Brazilian, married, business administrator, bearer of identity card RG No. 22.389.009 (SSP/SP), enrolled in the CPF/ME under No. 293.160.428-36, domiciliated, including for the purposes of the second paragraph of Article 149 of Law No. 6.404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of statutory Vice-President, with the specific designation of **Financial and Investor Relations Vice-President**;

(c) **Alessandro Rosa Bonorino**, Brazilian, single, economist, bearer of identity card RG No. 2027404603 (SSP/RS), enrolled in the CPF/ME under No. 004.978.597-42, domiciliated, including for the purposes of the second paragraph of Article 149 of Law No. 6.404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of statutory Vice-President, with the specific designation of **People, Sustainability and Digital Vice-President;**

(d) **Vinícius Guimarães Barbosa** Brazilian, married, engineer, bearer of identity card RG No. 7670668-8 (SSP/RJ), enrolled in the CPF/ME under No. 956.931.817-15, domiciliated, including for the purposes of the second paragraph of Article 149 of Law No. 6.404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of statutory Vice-President, with the specific designation of **Supply Chain Vice-President**;

(e) **Leonardo Campo Dall'orto**, Brazilian, married, mechanical engineer, bearer of identity card RG No. 1.161.217 (SESP/ES), enrolled in the CPF/ME under No. 034.845.357-41, domiciliated, including for the purposes of the second paragraph of Article 149 of Law No. 6.404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of statutory Vice-President with the specific designation of **International Markets and Planning Vice-President**;

(f) **Marcel Sacco**, Brazilian, married, marketing graduate, bearer of identity card RG No. 91.906.830 (SSP/SP), enrolled in the CPF/ME under No. 100.523.638-05, domiciliated, including for the purposes of the second paragraph of Article 149 of Law No. 6.404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of statutory Vice-President, with the specific designation of **Marketing and New Businesses Vice-President**;

(g) **Fabio Duarte Stumpf**, Brazilian, married, veterinary medicine graduate, bearer of identity card RG No. 6053420556 (SSP/RS) and enrolled in the CPF/ME under No. 987.624.780-87, domiciliated, including for the purposes of the second paragraph of Article 149 of Law No. 6.404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President, with the specific designation of **Agribusiness and Product Quality Vice-President**; and

(h) **Manoel Reinaldo Manzano Martins Junior**, Brazilian, married, business administrator, bearer of identity card RG No. 22557908 (SSP/SP) enrolled in the CPF/ME under No. 258.430.828-22, domiciliated, including for the purposes of the second paragraph of Article 149 of Law No. 6.404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President, with the specific designation of **Brazil Commercial Vice-President**.

5.2.1. The newly elected Executive Board members, Messrs. **Fabio Duarte Stumpf** and **Manoel Reinaldo Manzano Martins Junior**, shall assume on June 1st, 2022. All members of the Company's

Executive Board, including the newly appointed officers, shall have a term of two (2) years, ending on May 3, 2024, in accordance with Article 23, (iii) of the Company's Bylaws.

5.2.2. Mrs. **Grazielle Tallia Parenti** shall cease to integrate the Company's Executive Board as of May 31, 2022. The Board of Directors appreciates the valuable contributions made by Mrs. **Grazielle Tallia Parenti** in the areas of the Company led by her during her time as Officer.

5.3. With respect to item "*(iii)*" of the Agenda, the members of the Board of Directors resolve, unanimously and with no restrictions, to ratify the approval of the Company's Integrated Report for the year of 2021.

6. **DOCUMENTS FILED AT THE COMPANY**: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company's head office.

7. **CLOSURE**: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, May 04, 2022.

____

Bruno Machado Ferla

Secretary